EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Management Benefits and Compensation Committee
The Profit Participation Plan of Moody’s Corporation:

We consent to the incorporation by reference in registration statements (No. 333-228577) and (No. 333-170727) on Form S-8 of Moody’s Corporation of our report dated June 23, 2020, with respect to the statements of net assets available for plan benefits of the Profit Participation Plan of Moody’s Corporation as of December 31, 2019 and 2018, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2019, and the related notes, and the supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2019, which report appears in the December 31, 2019 annual report for Form 11-K of the Profit Participation Plan of Moody’s Corporation.

/s/ KPMG LLP

New York, New York
June 23, 2020